December 17, 1999

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: John Reynolds, Esq.
Mail Stop 3-4
450 Fifth Street, N.W.
Washington, D.C. 20549

                                    RE: Sytron, Inc.
                                        Form SB-2
                                        File No. 333-72173

Dear Mr. Reynolds:

     Sytron, Inc. hereby requests the consent of the Comission to the withdrawal, without prejudice, of its pending registration on Form SB-2, File No. 333-72173.

     Sytron has chosen a different course and intends to file a Form 10-SB in January 2000.

     If you have questions or require further information, I can be reached at 303-469-6100, fax 303-469-7100, email mikef@sytron.com, or at the letterhead mailing address.

Sincerely,



Michael B. Fitzsimons
Vice President, Secretary and Treasurer
Chief Financial Officer